Exhibit 99.1

NET Serviços de Comunicação S.A.

Corporate Taxpayer’s ID (CNPJ/MF):

00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET”) hereby informs the public that, in accordance with the terms of paragraph 4 of article 157 of Law 6404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), Embratel Participações S.A (“Embrapar”) disclosed, on May 29, 2013, a material fact announcing its decision to proceed with the merger of GB Empreendimentos e Participações S.A. (“GB”) – a controlled subsidiary of Embrapar and the controlling company of NET – into NET, in order to simplify the corporate structure of its investments, leverage synergies and other benefits, and reduce corporate costs.

GB’s assets exclusively consist of its investments in NET, and the merger of GB into NET will not result in an increase of NET’s capital stock. After the merger, the shares of NET indirectly held by Embrapar and its controlled subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), through GB will be held directly by Embrapar and Embratel, thereby simplifying the corporate group’s current structure.

Through its material fact, Embrapar announced that the accounting treatment given to the goodwill registered on GB’s investments in NET will be made in accordance with applicable accounting procedures, and the merger protocol shall state that the tax benefit that arises from the goodwill referred to in article 6, III, of the Instruction 319/99 will be subject to capitalization for the benefit of the controlling shareholder.

Furthermore, Embrapar has informed the public that the merger of GB into NET should not affect the public tender offer for NET’s shares, currently under registration procedures with the CVM, subject to the provisions of applicable regulations.

The merger of GB into NET will be submitted for the approval of NET’s Board of Directors. Following that decision, detailed information about the merger will be made available, including documents and information referred to in Instruction nº 319/99, and general shareholders’ meetings of both NET and GB shall be convened in order to decide on the merger.

São Paulo, May 31, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer